EXHIBIT 2

Immediate Maximization of Value at TPC Group Inc.:
Analysis of the Transaction and Value of TPCG by
Sandell Asset Management Corp.
September 2012

SAMC Analysis of TPC Group Inc.

DISCLAIMER
THIS PRESENTATION WITH RESPECT TO TPC GROUP INC (“TPCG”, “TPCG GROUP” OR THE “COMPANY”) IS FOR GENERAL INFORMATIONAL PURPOSES
ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR PARTICULAR NEED OF ANY
SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION.
THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF SANDELL ASSET MANAGEMENT CORP. (“SAMC”), AND ARE BASED ON PUBLICLY
AVAILABLE INFORMATION AND SAMC ANALYSES. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM
FILINGS MADE WITH THE SEC BY THE COMPANY, AFFILIATES OR ENTITIES WITHIN THE GROUP OR OTHER COMPANIES CONSIDERED COMPARABLE, AND
FROM OTHER THIRD PARTY REPORTS.
SAMC HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING
BEEN OBTAINED OR DERIVED FROM A THIRD PARTY. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT
OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO REPRESENTATION OR WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER
DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.
SAMC SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING OR THIRD PARTY REPORT. THERE
IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY
NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS, PRO FORMA INFORMATION AND POTENTIAL IMPACT OF SAMC’S
ACTION PLAN SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT SAMC BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR
GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS
PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. SAMC RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS
EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. SAMC DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.
UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY
SECURITY. PRIVATE INVESTMENT FUNDS ADVISED BY SAMC CURRENTLY HOLD SHARES OF COMMON STOCK REPRESENTING AGGREGATE OWNERSHIP
OF APPROXIMATELY 7% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY. SAMC MANAGES INVESTMENT FUNDS THAT ARE IN THE BUSINESS
OF TRADING - BUYING AND SELLING - PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE SAMC
AND/OR ONE OR MORE OF THE INVESTMENT FUNDS IT MANAGES, FROM TIME TO TIME (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR
OTHERWISE), TO SELL ALL OR A PORTION OF THEIR SHARES (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES OR TRADE IN OPTIONS, PUTS,
CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES. SAMC AND SUCH INVESTMENT FUNDS ALSO RESERVE THE RIGHT TO TAKE
ANY ACTIONS WITH RESPECT TO THEIR INVESTMENTS IN THE COMPANY AS THEY MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO,
COMMUNICATING WITH MANAGEMENT OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY AND OTHER INVESTORS AND THIRD PARTIES,
AND CONDUCTING A PROXY SOLICITATION WITH RESPECT TO THE ELECTION OF PERSONS TO THE BOARD OF DIRECTORS OF THE COMPANY.

SAMC Analysis of TPC Group Inc.

Executive Summary - Maximizing Shareholder Value
◆ Sandell Asset Management Corp. (SAMC) owns 7.0% of the outstanding shares of TPC Group (TPCG). SAMC has been a long term shareholder of the Company, leading its restructuring and exit from bankruptcy in 2004.
◆ We believe TPCG’s recent agreement to sell itself to private equity firms First Reserve & SK Capital (PE Buyers) at a price of
 $40/share cash is a sweetheart transaction for the PE Buyers and Management allowing them to steal the Company on the cheap from shareholders without a full and proper auction.
◆ Through conversations with industry experts, we believe that several strategic and financial parties were shut out of the process and/or subjected to unreasonable demands and unreasonable timelines. This behavior will not stand.
◆ We also believe that Management has been intentionally bearish, reducing guidance and withholding information regarding the service fee negotiations and the potentially MLP-qualifying de-hydro projects, over the past several months to ensure the completion of a deal at a low price, thereby benefiting themselves the most through a go-private transaction.
◆ As further evidence of the ‘self-dealing’ nature of this transaction, Management 1) did not negotiate a go-shop period to solicit competing offers, 2) did not hold a conference call with its shareholders as is customary at which they would have heard their feedback,
 3) did not file voting agreements with the SEC detailing the nature of the lockups and 4) did not disclose Management compensation agreements that are part of the transaction which, we believe, would show the significant upside that Management has negotiated for themselves to the detriment of current shareholders as part of this deal.
◆ There is ample evidence that the deal price is not the maximum price that shareholders deserve given the stability of TPCG’s underlying business, the upcoming growth catalysts and its solid balance sheet. The PE Buyers are also clearly not adequately compensating shareholders for a control premium.
 ● On a going concern basis, we believe TPCG should be valued at $53-$62/share (33%-55% above the deal price).
 ● Including a control premium, we believe TPCG should be valued at $62-$71/share (55%-78% above the deal price).
Sandell intends to vote against the deal, encourages fellow shareholders to do the same and seeks to have the Company run a proper auction to maximize shareholder values.

Valuation Summary		
	Base Case	Upside Case
Trading multiples		
Comp EBITDA multiple	$ 52.00	$ 62.00
Comp EPS multiples	$ 54.00	$ 61.00
Average trading multiples	**$ 53.00**	**$ 62.00**
% above $40/share deal price	*33%*	*55%*
Takeout multiples		
Comp EBITDA multiple +25% control premium	$ 65.00	$ 78.00
Comp EPS multiples +25% control premium	$ 67.00	$ 77.00
Leveraged Buyout Analysis (1)	$ 55.00	$ 60.00
Sum of the Parts Analysis	$ 59.00	$ 68.00
Average takeout valuations	**$ 62.00**	**$ 71.00**
% above $40/share deal price	*55%*	*78%*

(1) targets 20% IRR with exit multiples from 6.5x-7.5x EBITDA; forecasts similar to most conservative published sell-side models

SAMC Analysis of TPC Group Inc.

Maximizing Shareholder Value - Shareholders are not receiving a Control Premium
◆ TPCG traded to $47/share in March of this year reflecting tight butadiene markets, strong Performance Products segment operations and Company guidance of $150m in EBITDA. Shareholders deserve a control premium over TPCG’s 52 week high.
◆ Based on 2013 consensus estimates we believe TPCG is valued at $53-$62/share or 33%-55% above the deal price on a trading basis. It is estimated that these figures include only 0.5c/lb in increases for service fees in 2013 and do not include any upside from the 2 de-hydro projects, the first of which starts generating cash flow in 2014. We believe that each of these de-hydros could conservatively be worth $200m+.
◆ On a takeout basis, we believe fair value would be $62-$71/share or 55% to 78% above the deal price to compensate shareholders for a control premium as well as service fee, de-hydro and potential MLP structure upsides.
◆ Lastly, we believe, Management has intentionally done a poor job in communicating the value inherent in TPCG, downplaying its growth prospects and withholding information regarding the de-hydros such as their return profile and the MLP qualifying nature of their cash flows.

PE Buyers Takeout Valuation		
Takeout price	$	40.00
shares outstanding		*15.8*
Equity value		632
plus: net debt and other		215
Enterprise Value		847
2013 consensus estimates		
EBITDA	**160.0**	**5.3x**
EPS	**$3.84**	**10.4x**

Commodity Chemical Company Trading Valuations			
	Market	Next Year	
	Capitalization	EV/EBITDA	P/E
INNOSPEC INC	720	5.1x	8.8x
KRATON PERFORMAN	664	4.4x	7.3x
OLIN CORP	1,701	5.1x	10.0x
STEPAN CO	1,012	5.2x	11.8x
WESTLAKE CHEMICA	4,571	5.6x	12.5x
Median multiples		**5.1x**	**10.0x**

SAMC Analysis of TPC Group Inc.

◆ The PE Buyers have valued TPCG at 5.3x and 10.4x 2013 consensus EBITDA and EPS estimates, respectively. These valuation multiples show that the agreed deal values the control of TPCG as equal to the trading values of comparable commodity-
 exposed chemical companies (see comps below).
◆ Having been shareholders for the long term, we know better:
 ● TPCG is not directly exposed to commodity prices in most of its businesses. A recent Management presentation noted that
 81% of 2011 gross profit is protected by either service fees or cost pass-through fixed fee contracts. TPCG's stable cash flow generation is also demonstrated by the ~5x Debt / LTM EBITDA in expected leverage as part of the agreed LBO.
 ● Maintenance capex has been disclosed at $15m per year. Considering management’s assertion that there is a clear path to
 $150m in stable EBITDA, the stable free cash flow yield on deal enterprise value is a significant 15%+ not including any upside from service fee negotiations, additional de-hydros or control premium.
 ● TPCG’s butadiene business is structurally tight as crude C4 production has declined with the dominance of cheap ethane cracking in the US. This shortage in feedstock supply should accrue to TPCG’s benefit as the largest independent processor of crude C4s.
 ● TPCG’s isobutylene segment is not a commodity business and is supported by significant intellectual capital as its HR-PIB business produces a highly valued, specialty chemical for its customers.
Maximizing Shareholder Value - Deal price inadequate

Quarterly Figures (1)
$80
$70
$60
$50
$40
$30
$20
$10
$0
($10)
($20)
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
Published EBITDA
Adj EBITDA
Adj EBITDA - Maintenance Capex

SAMC Analysis of TPC Group Inc.

◆ Despite wide fluctuations in published quarterly EBITDA, TPCG’s underlying earnings (adjusted for quarter to quarter inventory effects) have been steady over the last 8 quarters, reflecting the fee-based nature of its business, and have had limited impact from commodity price swings. These historical figures show a stable business that can grow with limited risk through additional service fee increases as well as the development of the de-hydro projects, which we believe produces MLP qualifying income.
◆ With annual maintenance capex at $15m, or 10%-15% of EBITDA on a quarterly basis, TPCG generates significant cash that has been accumulating on its balance sheet and, we believe, could support a 25c to 50c quarterly dividend per share.
Maximizing Shareholder Value - Earnings are stable with low maintenance capex
(1) Adj EBITDA incorporates Company provided data on the quarterly impact of changes in the price of butadiene between the time crude C4 is purchased and the finished butadiene is sold. These impacts affect published EBITDA but are reversed in working capital, smoothing out Adj EBITDA to reflect the underlying margin stability that is completely independent of the absolute level of butadiene.

Trading Multiples

	Next Year	
	EV/EBITDA	P/E
Base Case (1)	6.5x	14.0x
Upside Case (2)	7.5x	16.0x
Valuation on 2013 cons	*160.0*	*$3.84*
Base Case	**$ 52.22**	**$ 53.80**
Upside Case	**$ 62.34**	**$ 61.49**

(1) Chemical comp median adj for earnings stability and no direct commodity exposure

(2) Blend of chemical comps median and MLP comp median

Leveraged Buyout Analysis - Returns Matrix

IRR using Exit Multiples (3)

Purchase price	6.0x	6.5x	7.0x	7.5x	8.0x
$ 40.00	**31%**	**35%**	**39%**	**43%**	**46%**
$ 45.00	25%	30%	33%	37%	40%
$ 50.00	20%	24%	28%	32%	35%
$ 55.00	14%	**19%**	23%	27%	30%
$ 60.00	8%	13%	18%	**22%**	26%
$ 65.00	2%	8%	13%	17%	21%
$ 70.00	-4%	3%	8%	13%	17%

(3) 4 year IRR, assumes 0.5c/lb increase in service fees + 1st de-hydro completion with cash flows starting in 2014 - 2nd de-hydro not contemplated, 30% equity check, 8% all-in cost of capital full tax rate paid - no consideration for MLP.

Trading Multiples + 25% Control Premium

	EV/EBITDA	P/E
Base Case	**$ 65.27**	**$ 67.25**
Upside Case	**$ 77.93**	**$ 76.86**

Sum of the Parts - Precedent Transaction Multiples

Segment	**2013 Consensus EBITDA**	**Median Segment Multiple (4)**		**Valuation**
C4 Processing	134.1	6.5x		871.7
Performance Products	60.9	8.0x		486.8
Corporate	(35.0)	6.0x		(210.0)
Totals	160.0			1,148.5
plus: cash				135.0
less: debt				(350.0)
Equity value				933.5
shares outstanding				*15.8*
Base Case Valuation			**$**	**59.08**
Addl C4 Processing Consideration (5)		1.0x		134.1
per share			$	8.49
Upside Case Valuation			**$**	**67.57**

(4) Median Precedent Transaction Multiples

(5) Additional consideration as a result of stability of C4 Processing cash flows as well as low maintenance capital requirements

SAMC Analysis of TPC Group Inc.

Maximizing Shareholder Value - Summary valuation methods
◆ Based on widely used valuation metrics, the current agreed transaction for TPCG at $40/share does not adequately consider TPCG’s unique strategic position, fee-based nature of its cash flows, potential growth and a control premium for shareholders. As shown in the
 LBO matrix below, at a $40/share price, using forecasts similar to the most conservative published sell-side models, this deal yields unacceptably high IRRs for the PE Buyers and Management to the detriment of current shareholders.
◆ On a stand-alone basis we feel that TPCG’s business is stable, with strong cash flow and growth prospects. Furthermore, TPCG has a solid balance sheet with net leverage near 1x EBITDA and coverage near 4x (with maintenance capex) giving it ample flexibility.

[redacted]

EPS upside from catalysts	Base Case	Upside Case
2013 consensus net income (1)	61.5	61.5
2013 consensus EPS	$3.84	$3.84
Service fee increases (2)		
Additional service fee increase	$ 0.005	$ 0.010
Consensus product sales volume (m lbs)	2,350	2,350
Additional revenues	11.8	23.5
Estimated impact to net income	3.8	7.6
Estimated impact to EPS	$0.24	$0.48
1st de-hydro - start in 2014 (3)		
Estimated investment capital	125.0	125.0
Target ROIC	18%	24%
Expected EBIT	22.5	30.0
Interest cost on capital	10.0	10.0
Estimated impact to net income	12.5	20.0
Estimated impact to EPS	$0.78	$1.25
Near term expected EPS	**$4.86**	**$5.57**
2nd de-hydro - start in 2015 (3)		
Estimated investment capital	300.0	300.0
Target ROIC	18%	24%
Expected EBIT	54.0	72.0
Interest cost on capital	24.0	24.0
Estimated impact to net income	30.0	48.0
Estimated impact to EPS	$1.88	$3.00
Long term expected EPS	**$6.74**	**$8.57**

(1) assumes 16m shares outstanding, in-line with consensus
(2) estimated that 0.5c/lb increase currently incorporated into consensus, 50% margins on incremental revenue and a full 35% tax rate
(3) assumes 80% debt financed in MLP structure - no cash taxes
(4) filed in TPCG SEC filing on Oct 4th, 2011
assumes $100m in D&A and interest costs, full 35% tax rate and 16m shares.

SAMC Analysis of TPC Group Inc.

Maximizing Shareholder Value - Near and long term catalysts not valued
◆ TPCG had several catalysts to drive near and long
 term EPS growth:
 ● Detail on the investment/return characteristics for
 the 1st de-hydro unit expected 3Q12;
 ● Service fee contract re-negotiation expected in
 4Q12/1Q13;
 ● Normalized feedstock volumes throughout 2013
 and;
 ● Investment/return characteristics for the 2nd de-
 hydro unit expected in 2013/2014.
◆ Given these catalysts, TPCG’s current EPS could double
 to $5+/share in the near term and triple to $7+/share in
 the long term.
 ● In October 2011, TPCG management asserted that
 future EBITDA could rise to approximately $300m
 to $450m, or $8 to $14 in EPS (4)
◆ PE Buyers, in collusion with the Board and
 Management, had access to much greater detail with
 respect to these projects - information that had been
 promised but not yet disclosed to shareholders.
◆ Lastly, we have high conviction that the de-hydros
 will produce MLP qualifying income, significantly re-
 rating their value.
Yielding a potential future value of $200/share

SAMC Analysis of TPC Group Inc.

Overview
◆ TPCG Overview:
 ● Largest merchant producer of butadiene (BD), sourcing crude C4 from ethylene crackers in Gulf Coast
 ➢ Irreplaceable asset consisting of pipelines from suppliers of crude C4 and pipelines to customers of BD
 ➢ TPCG charges fee to refine crude C4 into BD as well as service fees to both suppliers and customers
 ➢ BD is required for the manufacture of tire rubber among other uses; BD supply/demand dynamic tight
 ● TPCG’s other businesses revolve around the butylenes chain yielding butene-1, raffinates, PIB and DIB
 ➢ These business are also primarily fee-based with captive customers
 ➢ The company has valuable intellectually property in the manufacture of highly reactive PIB (HR-PIB)
 ➢ In total, over 80% of gross profit is service fees or cost pass-through fixed fee contracts
 ● Capital improvement projects to re-start idled dehydros could provide significant upside in EBITDA and EPS
 ➢ Impact of dehydro start-ups will not be realized until 2014/2015
 ➢ Based on counsel, there is a high likelihood that both de-hydros will generate MLP qualifying income
 ➢ 1st dehydro will convert isobutane into isobutylene, replacing a higher cost source
 ◆ Currently Lyondell (LYB) provides isobutylene to TPCG, contract expiring in 2013
 ◆ This expansion will cover supply previously supplied by LYB which produced DIB & PIB (and HR-PIB)
 ◆ Additional feedstock will be used to increase capacity to produce MTBE/ETBE
 ◆ EPS upside of $0.78 to $1.25 per share based on estimates (+20% to +33% to 2013 consensus EPS)
 ➢ 2nd dehydro will convert butane into BD, increasing TPCG’s overall production of BD
 ◆ This de-hydro will increase overall capacity of TPCG to produce BD
 ◆ As ethane cracking has increased in the US and consequently crude C4 production has decreased, this direct approach of refining butane to butadiene will add much needed capacity to relieve the structural tightness in BD
 ◆ EPS upside of $1.88 to $3.00 per share based on estimates (+49% to +78% to 2013 consensus EPS)

What we do—C4 Processing and Logistics Infrastructure

TPC Group

Suppliers
Formosa Plastics
NOVA Chemicals
ExxonMobil Chemical
FLINT HILLS resources
Dow
DUPONT
EASTMAN
Ethylene Steam Cracker
Monomers
Mixed C4 Coproduct
Markets
Elastomers
Nylons
Plastics
Fuels
Customers
NOVA Chemicals
INVISTA
Formosa Plastics
Afton
LANXESS
Firestone
GOODYEAR
TPC C4 Infrastructure
Logistics and Infrastructure
Pipeline - Barge - Railcar
BD
B1
B2
Bn
iBL
Ot
Separation Purification
Purified C4 Components
Storage
Storage

A leading service-based processor and infrastructure and logistics provider of value-added products derived from C_4 hydrocarbons

SAMC Analysis of TPC Group Inc.

Overview - Company slides: Butadiene

What we do - Performance Products

Isobutylene Derivatives
Isobutylene
iBL
Performance Products
High Purity Isobutylene (HPIB)
Diisobutylene (DIB)
Polyisobutylene – (PIB,HR-PIB)
Fuel & Lube Additives
Plasticizers
Surfactants
Sealants
Propylene Derivatives
Propylene
Performance Products
Nonene
Tetramer
Plasticizers
Antioxidants
Surfactants

Stable, contractual business model focused on growth in profitable downstream derivatives

SAMC Analysis of TPC Group Inc.

Overview - Company slides: Performance Products

Majority of Business Protected from Commodity Price Cycles

	Product	% of Gross Profit	Contractual Fee Structure	% Contract
Crude C4	Butadiene	41%	•Fixed supplier fees per pound •Fixed customer fees per pound	100%
	Butylenes:			
	• Butene-1	18%	•Variable cost pass-thru + fixed fee	100%
	• Raffinates	14%	•Fixed spread on %ULR	60%
	High Purity Isobutylene	5%	•Buy at %ULR •Sell at Butane + Fee	80%
Sourced iBL	PIB	14%	•Variable cost pass-thru + fixed fee	60%
	DIB	4%	•Variable cost pass-thru + fixed fee	60%
Sourced Propylene	Nonene	3%	•Variable cost pass-thru + fixed fee	100%
	Tetramer	1%	•Variable cost pass-thru + fixed fee	100%

SAMC Analysis of TPC Group Inc.

Overview: Company slides: Contracts